Blanket Production Update and 2012 Outlook

Toronto, Ontario – January 24, 2012:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCQX: CALVF, AIM: CMCL) today announces gold production from the Blanket Mine in Zimbabwe during Q4 2011 which ended December 31, 2011.

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10,533oz gold produced during Q4 2011, representing an 8.1% increase on Q3 2011 (9,743oz), and a 69% increase on Q4 2010 (6,227oz)

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Total 2011 gold production was 35,826oz, a 102% increase over the annual gold production in 2010 of 17,707oz

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Targeted 2012 annual gold production of 40,000oz

Blanket Production

The Company is pleased to announce a successful year at the Blanket Mine which produced 35,826oz of gold, an increase of 102% over the previous year.

In accordance with our aim to continuously improve operations at Blanket, the following infrastructure, process and equipment investment programmes were undertaken during the final quarter of 2011:

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Considerable work on the refurbishment of the 14, 18 and 22 Level underground haulages continued throughout Q4 and this is expected to be completed by the end of Q1 2012.  This programme is essential to support and sustain our increased underground production.

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The installation of an automatic cyanide measuring and dosing system on the CIL circuit was commissioned. This installation is providing both better control over, and a detectable reduction in, cyanide usage per tonne of ore milled.

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Certain rectification and maintenance work on the 825m deep No4 Shaft was commenced during November 2011.  This work is expected to be completed by the end of February 2012 and once completed will allow Blanket to increase the speed of the No4 Shaft Winder, thereby increasing hoisting capacity.  As noted in the Q3 MD&A, this work may have an adverse effect on gold production in the first quarter of 2012.

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A Belt Scale was installed on the No1 Conveyor Belt so that all ore tonnages delivered from various ore sources such as the 14 Level mid-shaft loading station, Lima, and in due course the satellite properties such as GG and Mascot, can be individually and accurately measured.  The re-programed computerised recording system is expected to be commissioned during early February and the system is then expected to facilitate further metallurgical optimisation.

Outlook

Following a year in which Caledonia has increased production at Blanket by 102% to 35,826oz (2010 gold production was 17,707oz), we are now confident that we will be able to achieve our targeted gold production of 40,000oz for the current financial year.

Discussions with the Government of Zimbabwe regarding the indigenisation of the Blanket Mine have continued.

                                                                                   For more information, please contact:

Caledonia Mining Corporation	Collins Stewart Europe Limited
Mark Learmonth	John Prior or Sebastian Jones
Tel: + 27 11 447 2499	Tel: + 44 20 7523 8350
marklearmonth@caledoniamining.com

Renmark Financial Communications Inc	Collins Stewart LLC
John Boidman or Dustin Buenaventura Tel: +1 514 939 3989 or +1 416 644 2020 jboidman@renmarkfinancial.com	Dan Mintz Tel: +1 212 389 8022 DMintz@collinsstewartllc.com
dbuenaventura@renmarkfinancial.com Newgate Threadneedle Laurence Read/ Beth Harris/Terry Garrett Tel: +44 207 653 9850

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